September 12, 2006

MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission

FROM:	KBR, Inc.

RE:	KBR Registration Statement on Form S-1 (File No. 333-133302)
Supplemental Response to SEC Staff Comment 20 of Letter Dated June 7, 2006

KBR, Inc. expects to file within the next week its Amendment No. 2 to the Registration Statement on Form S-1 (Registration No. 333-133302) originally filed by KBR with the Commission on April 14, 2006.

With Amendment No. 2, KBR will submit to the Staff a comment response memorandum with respect to the 25 comments received from the Staff in correspondence dated June 7, 2006, relating to KBR’s amendment No. 1 to Form S-1. By our letter dated August 29, 2006, KBR provided a supplemental response to the Staff with respect to Comments 20 and 21 of the June 7, 2006, letter. On September 6, 2006, a conference call was held by Mr. Rufus Decker and Ms. Nudrat Salik of the Staff, J. W. Gann, Jr., chief accounting officer of KBR; Mark McCollum, chief accounting officer of Halliburton; and Darrell Taylor of Baker Botts L.L.P, to discuss Comments 20 and 21.

We are submitting the following additional supplemental information which we discussed on our September 6, 2006, conference call. We respectfully request the Staff review this supplemental response. We would like to schedule a conference call once the Staff has had the opportunity to review this memorandum and the enclosed materials.

Background

KBR is a wholly owned subsidiary of Halliburton. KBR’s Chief Operating Decision Maker (CODM) through the completion of the March 31, 2006 financial statements was Andy Lane, the Executive Vice President and Chief Operating Officer of KBR’s parent, Halliburton Company. Mr. Lane became the CODM for KBR in September 2004 when he became KBR’s Chief Executive Officer. Mr. Lane retained the CODM role for KBR following his appointment as Halliburton Company Chief Operating Officer in December 2004. In April 2006, Bill Utt was named President and Chief Executive Officer of KBR and is now serving as CODM of KBR.

KBR Executive Leadership Team

The KBR Executive Leadership Team (ELT) is led by Bill Utt (formerly Andy Lane). ELT members include Bruce Stanski, Executive Vice President – G&I Segment; John Rose, Executive Vice President – E&C Segment (formerly Lou Pucher); Andrew Farley, Senior Vice President General Counsel (formerly Jim Lehmann); Cedric Burgher, Senior Vice President, Chief Financial Officer; Klaudia Brace, Senior Vice President, Administration/Human Resources; and Jay Gann, Vice President and Chief Accounting Officer. The ELT meets monthly generally for one day although two days are periodically necessary to review all agenda items. ELT meetings are structured to allow the CODM (currently Mr. Utt and formerly Mr. Lane) to review the historic and projected results of the G&I and E&C segments with the segment leaders as well as allowing the functional leaders to review, discuss and seek the CODM’s decision on significant matters of common interest. Additional subjects may be reviewed by the ELT as needed. For example, during 2004, 2005 and 2006, KBR has been implementing a new ERP system, SAP; accordingly, periodic presentations have been made to the ELT regarding the status of the implementation.

The ELT functions in a manner similar to a monthly staff meeting for the CODM. All presentations are directed toward the CODM who provides comments, action items, and directives to the ELT members for their follow-up. The ELT does not allocate resources or determine compensation. As described further in the section titled “Decisions regarding Capital Expenditures and Compensation,” the CODM’s approval is required for significant resource allocation and compensation matters. In certain cases, individual ELT members must make recommendations to the CODM.

During the ELT meetings, the G&I segment leader, Bruce Stanski, and the E&C segment leader, John Rose, present the actual operating results, working capital analysis and current projections for their respective segments to the CODM. Significant projects are also specifically reviewed. Tenet leaders (as described below) have not historically presented or attended the ELT meetings. The only exceptions whereby tenet leaders did attend and make presentation to the ELT occurred during June and August of 2006 shortly after Mr. Utt became the CODM of KBR. After his participation in the April ELT meeting, Mr. Utt requested that each segment leader present more than a one- to two-hour high level review and that a day-long, in-depth review of significant projects (pursuit and execution) be performed by each segment. At those meetings, special presentations were made to introduce and familiarize Mr. Utt with the business in general. At their discretion, the segment leaders chose to present to Mr. Utt each segment’s strategic tenets and division business units (as described in the following section) and their respective management teams. Beginning in September, Mr. Utt has indicated he intends for the ELT meeting presentations and segment leaders to cover the pursuit and execution of major significant projects and G&A expense information.

Tenets or Division Business Unit Leadership

The G&I and the E&C segment leaders have the discretion to manage their respective segments as they deem appropriate, and each is managed differently. For example, the G&I segment is managed by a group of tenet leaders each of whom reports to Bruce Stanski. The G&I Tenets are Contingency and Homeland Operations (CHOPS) , Maritime, Asia Pacific (APAC), Europe & Africa (E&A), Design & Construct (D&C) and Operations & Maintenance (O&M). Project managers report either directly or indirectly to a tenet leader.

Tenets are groupings of specific projects by product line or areas of strategic initiative. Each tenet has a manager. The tenet managers are primarily charged with understanding/defining short and long-term market-focused strategies, market /client development, and in the case of G&I, project execution.

In contrast, the E&C segment has both tenets (same as described above) and division business units. The E&C Tenets are Upstream, Downstream, and Consulting and Emerging Technology. The division business units are Technology, Engineering, Procurement, EPC/EPCM, Construction/Commissioning/Start-up, Subsidiary Operations, Consulting and Quality, Health & Safety as well as various cost centers. Each division business unit has a manager (see Annex A for an illustration of E&C Tenets and Division Business Units.) The E&C Division Business Units are primarily charged with project execution and cost management. Project managers within the E&C segment report directly or indirectly to a division business unit manager.

We have attached the organization charts for Bill Utt’s, Bruce Stanski’s (G&I segment) and John Rose’s (E&C segment) organizations as Annex B. As shown on the organization charts, each G&I tenet leader directly reports to Bruce Stanski, Executive Vice President, G&I segment. Likewise each division business unit reports to John Rose, Executive Vice President of the E&C segment. Both Bruce Stanski and John Rose report directly to the CODM. The tenet leaders and the division business unit leaders are not directly accountable to and do not report to or maintain regular contact with the CODM to discuss operating activities, financial results, forecasts or plans.

Tenet managers and division business unit leaders can approve projects, allocate resources and determine compensation within a specified approval limit, which is generally limited to fixed-price projects with revenues of $1 million or less and reimbursable projects with revenue of $5 million or less (see Annex C for project approval matrix).

KBR Executive Inquiry Review (IRC) and Executive Pricing Review Committee(PRC)

The purpose of the KBR Executive IRC is to approve the pursuit of prospective projects. The purpose of the KBR Executive PRC is to review formal proposals or offers by KBR before they are submitted to the customer. These committees do not allocate resources or approve compensation toward the execution of awarded projects as a part of their review of potential future business.

The KBR Executive IRC/PRC reviews and approves the pursuit of fixed-price projects greater than $25 million and reimbursable projects greater than $50 million. The committee members are the KBR Chief Executive Officer, KBR Chief Financial Officer, KBR General Counsel, Senior Vice President Administration, the G&I segment leader or the E&C segment leader, as applicable, and the Senior Vice President Government and Customer Affairs – G&I or Vice President Sales & Marketing – E&C, as applicable.

The KBR Executive IRC/PRC meets biweekly or more frequently as required. Although the volume of potential projects reviewed by the Executive IRC/PRC can vary from period to period, we estimate that 15 – 30 proposals for G&I and 40 proposals for E&C are reviewed by the KBR Executive IRC/PRC annually.

Following is a summary of the KBR Executive IRC/PRC approval matrix based on the project size and pricing risk (i.e. fixed price or reimbursable). A full project approval matrix for KBR is included as Annex C.

Proposal Size	Expected Revenue to KBR
	Fixed Price (US $ million)	Reimbursable (US $ million)
Super Major	> $250	> $250
Large Major	> $100 to $250	> $150 to $250
Major	> $25 to $100	> $50 to $150

Within KBR, the KBR Executive IRC must approve all prospects considered “Major” or larger. The KBR Executive PRC, followed by the Halliburton Chief Operating Officer, Chief Financial Officer and General Counsel, must approve all “Major” proposals. Above the “Major” proposal level, the KBR Executive PRC reviews and recommends the approval of the proposal to the Halliburton Chief Executive Officer for “Large Major” proposals, and the Halliburton Board of Directors in the case of “Super Major” proposals.

KBR is currently updating its policies including its approval matrices to reflect Bill Utt is the CODM who replaced Mr. Lane (a Halliburton employee) and in contemplation of separation from Halliburton. As a practical matter, KBR will not send requests to Halliburton for project approval, compensation approval, capital expenditure approval or other matters for Halliburton’s approval without first obtaining the approval from Mr. Utt. Likewise, Halliburton will not consider a request for approval without first having obtained the approval of Mr. Utt.

Decisions regarding Capital Expenditures and Compensation

The annual capital expenditure budget is approved by the CODM (currently Mr. Utt and formerly Mr. Lane) and is also subject to the approval of the Halliburton and its Board of Directors. Within the allocated segment’s capital budgets, the segment leaders have the discretion/authority to reallocate the actual capital expenditures as they occur during the year up to the annual approved budget amount for each segment. The G&I and E&C segment leaders cannot exceed their approved capital budget unless specific prior approval is obtained from the CODM and Halliburton. Although, not yet specified in our written policy, KBR first seeks approval from the CODM prior to seeking approval from Halliburton. The G&I and the E&C segment leaders can approve individual expenditures up to $2 million. The KBR CEO and CFO together with the Halliburton COO and CFO must approve expenditures greater than $2 million up to $10 million. Expenditures greater than $10 million must be approved by Halliburton’s CEO (up to $25 million) or Board of Directors (greater than $25 million).

Likewise, recommendations regarding annual compensation increases are made by various supervisors throughout KBR through an annual “People, Performance, Results” (PPR) process and approved as a part of the annual budgeting process. Outside of the annual budgeting process, the segment leaders have approval authority for compensation matters for personnel below the $150,000 base pay level. Above that level, the CODM would approve off-cycle compensation matters. In some instances, further approvals by the Halliburton Company CEO and the Halliburton Board may also be required.

Summary

As described more fully in our letter to the staff dated August 29, 2006, we believe that KBR has two segments, E&C and G&I. KBR’s CODM reviews financial information to allocate resources and assess performance for these two segments (examples of which have been previously submitted to the staff). Balance sheet and consistent income statement information for levels below these two segments do not exist because we do not run our business at this level, and it would take considerable time and effort to create them. In addition, the G&I segment leader and the E&C segment leader report directly to KBR’s CODM to discuss operating activities, financial results, forecasts and plans for the segments. Tenet and division business unit leaders are not directly accountable to, do not report to or maintain regular contact with KBR’s CODM to discuss operating activities, financial results, forecasts or plans.

During our phone conversation on September 6, 2006, the staff requested that KBR determine how to provide more visibility of financial results below KBR’s two reported segments. With respect to the staff’s request, we are proposing additional disclosure in our MD&A regarding revenues, operating income and backlog for the following four aggregated groups of projects: (1) our projects that support the U. S. Government in the Middle East (which includes our projects in Iraq already disclosed), (2) the DML partnership (a part of the Maritime Tenet) within the G&I segment, (3) an aggregation of our Gas Monetization projects (which are included in the Upstream Oil & Gas Tenet referenced in Annex A), and (4) an aggregation of our Offshore projects (which are included in the Upstream Oil & Gas Tenet referenced in Annex A) within the E&C segment.

For the year ended December 31, 2005, Gas Monetization projects, Offshore projects, our projects supporting the U.S. Government in the Middle East and DML generated revenues of

$611 million, $463 million, $5,879 million and $863 million respectively, or 77% of KBR’s consolidated revenues. Although revenue results vary year over year, the aggregate of these project groups contributed similar percentages to KBR’s consolidated revenues for the years 2004 and the six-month period ended June 30, 2006 and 2005. For the year ended December 31, 2003, these four project groups represented 67% of KBR’s consolidated revenues. These four project groups also contributed significantly to KBR’s operating income (losses) for each of these periods. The quantification of each group’s contribution to KBR’s consolidated operating income (loss) is difficult to express as a percentage of KBR’s consolidated results due to the consolidated losses that occurred in certain of these periods.

We believe that disclosure of these project groups is helpful to the reader for the following reasons:

a) Included in our projects supporting the U.S. Government in the Middle East are our operating results and backlog of our Iraq operations which we have historically disclosed as they represent a large percentage of our G&I segment’s as well as KBR’s overall operating results. In addition, we expect changes in our Middle East operations in 2007 and thereafter as we expect to bid on the LogCap IV projects in 2006 that will replace the LogCap III contract under which we have been operating in the reported periods.

b) The DML partnership within our G&I segment has earned higher profit margins historically. DML also requires the largest portion of KBR’s ongoing capital expenditure needs beyond corporate IT.

c) The successful acquisition and completion of Gas Monetization projects is a key strategic focus for our current and future operations. We have previously disclosed elsewhere in our S-1 that the design and construction of Gas Monetization facilities represents a core competency of our business and is key to our business strategy and future operating results.

d) The most significant Offshore projects KBR managed during the periods being disclosed were the Barracuda-Caratinga and Belanak projects. During 2003 and 2004 our offshore operations generated significant operating losses.

Please see Annex D for a draft of our proposed additional MD&A disclosure.